
June 15, 2023

Zou Junming Terence
Chief Executive Officer
Ryde Group Ltd
Duo Tower, 3 Fraser Street, #08-21
Singapore 189352

>   **Re: Ryde Group Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted June 9, 2023**
>   **CIK No. 0001971115**

Dear Zou Junming Terence:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 9, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 53

1.   We note your response to comment 9; however, your response suggests that metrics associated with trips, active customers, new and/or returning, and/or driver partners are material to you. If true, revise to disclose this information for specific historical and comparative periods.

Factors affecting our performance

Ability to grow our revenues from ride-hailing and quick commerce, page 54

2.   We note your response to comment 11 and reissue in part. In an appropriate place in your disclosure, acknowledge that revenue attributable to mobility and quick commerce increased only slightly from the year ended December 31, 2021 to December 31, 2022. Additionally, explain whether and why you expect your ability to increase revenues will be hindered by the incentives you intend to continue to offer consumers. We note your revisions to discuss inherent challenges and risks that could hinder your ability to sustain and further increase revenue. However, this discussion appears to be focused on external forces, including competition and adoption by and satisfaction of consumers and driver-partners rather than express the dynamic of how offering these incentives may negatively impact your ability to grow revenues.

Business

Fees, page 75

3.   We note your response to comment 15, including revised disclosure to discuss the fee charged to your riders and the cash incentives provided to your driver partners. Explain how you determine the amount and timing of the incentives you offer to your consumers. And as reflected in our prior comment, please further revise your disclosure to discuss how these approaches allow you to manage the challenges with growing your base of users while also increasing revenues (e.g., by incentivizing drivers to complete a certain number of trips you increase revenues while managing costs, or experiencing an exponential benefit).

    You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Meng Ding